Exhibit 99.1

PRESS RELEASE

Formula Systems Reports Third Quarter and Nine Months 2023 Financial Results:

Revenues for the Third Quarter Increased by 4.3% (or 10.8% on a constant currency basis) Year Over Year to a third-quarter record-breaking $654.8 Million with Net Income for the Third Quarter reaching $15.6 million.

OR YEHUDA, Israel, Nov. 22, 2023 (GLOBE NEWSWIRE) -- Formula Systems (1985) Ltd. (Nasdaq and TASE: FORTY) (“Formula” or the “Company”), a global information technology group engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the third quarter and nine-month period ended September 30, 2023.

Financial Highlights for the Third Quarter Ended September 30, 2023

●	Consolidated revenues for the third quarter ended September 30, 2023, increased by approximately 4.3% to a third-quarter record-breaking $654.8 million, compared to $627.7 million in the same period last year. On a constant currency basis (calculated based on average currency exchange rates for the three months ended September 30, 2022), consolidated revenues for the third quarter of 2023 would have increased by approximately 10.8% to $695.2 million.

●	Consolidated operating income for the third quarter ended September 30, 2023 amounted to a third-quarter record-breaking $58.2 million compared to $57.5 million in the same period last year. On a constant currency basis (calculated based on average currency exchange rates for the three months ended September 30, 2022), the consolidated operating income for the third quarter of 2023 would have increased by approximately 6.0% to $61.0 million, compared to the same period last year.

●	Consolidated net income attributable to Formula’s shareholders for the third quarter ended September 30, 2023 amounted to $15.6 million, or $1.0 per fully diluted share, compared to $16.9 million, or $1.09 per fully diluted share, in the same period last year.

Net income in the period was negatively impacted by (i) an increase in interest expenses resulting from the increase in variable interest rates, with financial expenses net increasing by approximately 38.8% year over year to $6.4 million, compared to $4.6 million in the same period last year, and (ii) an increase in costs related to share-based compensation, which amounted to $4.6 million for the third quarter of 2023, compared to $3.2 million in the same period last year.

Financial Highlights for the Nine Month-Period Ended September 30, 2023

●	Consolidated revenues for the first nine months ended September 30, 2023, increased by 3.4% to a nine-month record-breaking $1.98 billion, compared to $1.92 billion in the first nine months of the previous year. On a constant currency basis (calculated based on average currency exchange rates for the first nine months ended September 30, 2022), consolidated revenues for the first nine months of 2023 would have increased by approximately 10.3% to $2.11 billion.

●	Consolidated operating income for the first nine months ended September 30, 2023, amounted to $179.0 million, compared to $216.5 million in the first nine months of the previous year. Operating income for the first nine months of 2022 included a capital gain realized from the disposition of a Matrix IT subsidiary in the amount of $44.2 million. Excluding such impact, consolidated operating income for the first nine months ended September 30, 2023, increased by 3.9% compared to the first nine months of the previous year. On a constant currency basis (calculated based on average currency exchange rates for the first nine months ended September 30, 2022), the consolidated operating income for the first nine months of 2023 would have increased by approximately 9.5% to $188.7 million, compared to the same period last year (excluding the above-mentioned capital gain of $44.2 million recorded in 2022).

●	Consolidated net income attributable to Formula’s shareholders for the first nine months ended September 30, 2023, amounted to $48.3 million, or $3.1 per fully diluted share, compared to $66.1 million, or $4.24 per fully diluted share, in the first nine months of the previous year. Net income for the first nine months of 2022 was positively impacted by approximately $17.1 million of income (net of taxes) realized from the disposition of a subsidiary of Matrix IT. Excluding such impact, consolidated net income attributable to Formula’s shareholders for the first nine months ended September 30, 2023 decreased by 1.4% year over year compared to the first nine months of the previous year.

Net income in the nine-month period ended September 30, 2023 was negatively impacted by (i) an increase in interest expenses resulting from the increase in variable interest rates, with financial expenses net increasing by approximately 46.8% to $19.1 million, compared to $13.0 million in the same period last year, and (ii) an increase in costs related to share-based compensation, which amounted to $13.5 million for the first nine months ended September 30, 2023 compared to $9.7 million in the same period last year.

●	As of September 30, 2023, Formula held 48.2%, 43.6%, 46.3%, 100%, 50%, 90.1%, 80%, 100% and 100% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V., Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems Ltd., Insync Staffing Solutions, Inc., Ofek Aerial Photography Ltd., ZAP Group Ltd., and Shamrad Electronic (1997) Ltd., respectively.

●	Consolidated cash and cash equivalents, short-term bank deposits and short-term investments totaled approximately $469.1 million as of September 30, 2023, compared to $569.1 million as of December 31, 2022.

●	Total equity as of September 30, 2023, was $1.23 billion (representing 46.2% of the total consolidated statements of financial position), compared to $1.18 billion (representing 42.1% of the total consolidated statements of financial position) as of December 31, 2022.

Debentures Covenants

As of September 30, 2023, Formula was in compliance with all of its financial covenants under the debenture series issued by it, based on the following achievements:

Covenant 1

●	Target equity attributable to Formula’s shareholders (excluding non-controlling interests): above $215 million.

●	Actual equity attributable to Formula’s shareholders as of September 30, 2023, was $583.3 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for Formula’s Series A and C Secured Debentures): below 65%.

●	Actual ratio of net financial indebtedness to net capitalization, as of September 30, 2023, was 8.1%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four most recent quarters): below 5.

●	Actual ratio of net financial indebtedness to EBITDA as of September 30, 2023, was 0.3.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said: “Formula Systems group continues to demonstrate strong and consistent performance, making big strides across multiple fronts, as reflected by our 2023 third quarter and nine months period all-time high revenues and operational profits. Our broad investment portfolio allows us to carefully mitigate the current risks in the IT market, which are mainly a product of the challenging macro-economic environment. With respect to current events taking place in Israel, since October 7, 2023 approximately 1,100 out of our 22,000 employees were drafted to active military service in Israel’s Iron Swards war against the terrorist organization Hamas. The absence of such employees may result in lower profitability in the fourth quarter in certain areas of our operations (despite partial compensation to be paid by the State of Israel). Our global operations which rely on our dedicated global employee base continues to be unaffected by the war, while our Israeli teams continue to work generally in a usual hybrid manner. We estimate that the impact of the current events on our operations across our investment portfolio will not be severe and we remain committed to executing our growth strategy.”

“Matrix concluded the third quarter of 2023 with double-digit growth and third quarter record-breaking results recorded across all its key operational financial indices: revenues, gross profit, operating income and EBITDA. Matrix revenues for the third quarter grew by 18% year over year reaching an all-time third quarter high of NIS 1.33 billion (approximately $356.1 million). Operating income grew by 16.4%, reaching NIS 93.3 million (approximately $24.9 million). We are pleased with Matrix’s continued recognition as a market leader in Israel in the implementation of fastest-growing technologies, such as cloud, cyber, digital, data, DevOps and AI, which enable the company to create significant value for its customers in managing, streamlining, accelerating and making their businesses thrive. There is a strong demand in Israel for software services in digital, cloud, cyber, data, and core operating systems—areas in which Matrix is a market leader, and which are at the center of the IT market demand. North America, which accounted for 9% of Matrix’s nine months revenues and approximately 18% of its operating income in such period, also showed significant growth, with an increase of approximately 23% in operating income, along with continued improvement in operating margin approximately 100 basis points year over year. We believe that Matrix has significant growth potential in the North American market, especially in the field of AI-based solutions for anti-money laundering and prevention of financial crimes, as well as across all of its other areas of expertise in the North American market”.

“Sapiens had a strong third quarter, with 9.8% revenue growth and 18.4% operating margin (on a Non-GAAP basis), driven by significant growth in North American and European markets. Since the beginning of the year, Sapiens has signed new deals for P&C, Life, and Reinsurance and is optimistic as to the quality of its new business pipeline. Sapiens reiterated its full-year 2023 non-GAAP revenues guidance of $511 - $516 million, and also increased its guidance for the full year 2023 non-GAAP operating margin to 18.2% - 18.3%, compared to previous guidance of 18.0% - 18.2%. In addition, Sapiens announced that it expects 2024 revenues to reach the current market consensus estimate of $550 million. These targets demonstrate Sapiens’ commitment to delivering outstanding results and driving sustained growth”.

“Magic Software’s operational results for the third quarter of 2023 reflected a slowdown as revenues for the third quarter decreased by 10.1% to $129.5 million, compared to $144.0 million in the same period of the previous year. On a constant currency basis (calculated based on average currency exchange rates for the three months ended September 30, 2022), Magic Software’s revenues for the third quarter of 2023 would have decreased by 6.0% to $135.3 million, due to certain headwind faced by some of its customers in certain sectors. We remain positive that the vast majority of Magic Software’s customers will continue to value its unique proposition. While we acknowledge that in the short-term, conditions are not ideal, we are nevertheless optimistic that in 2024, assuming the major part of the current war is behind us and Magic Software’s customers return to full operations, they will resume to engage us to an increasing degree as a preferred partner for innovative digital transformation initiatives. Magic Software has a well-established track record of growth, profitability and high cash generation and the Magic team worldwide is committed to executing its strategy to return and deliver future sustainable growth and continued improvement to their shareholders’ value.”.

“Michpal continues to monetize on its business model with its revenues for the first nine months of 2023 growing by 14.7% year over year on a constant currency basis compared to the same period last year, to NIS 106 million (approximately $29 million). Michpal ended 2022 with significant enhancements to its product offering and is well-positioned to continue its positive momentum from the first quarter throughout the remainder of the year.”

“TSG concluded the first nine months of 2023 with double-digit growth and record-breaking results recorded across its revenues and operating income. TSG revenues for the first nine months of 2023 grew by approximately 18% year over year reaching an all-time first-nine months high of NIS 223.6 million (approximately $61 million). TSG continues to materialize both on its traditional activities in the defense sector and on its activities in the Israeli municipal sector developing advanced solutions for its customers based on long-term engagement cycles.”

“Lastly, Zap Group continues to develop and invest in diverse advanced fields and innovative technologies, preserving its position as the leading digital marketing and advertising group in Israel. With a deep understanding of the Israeli market and consumer needs, Zap Group successfully manages diverse and significant content and consumer sites and provides strategic services and advertising solutions to its customers. During recent weeks following advanced development Zap Group soft launched its state-of-the-art Marketplace platform based on SAP and Mirakl’s platforms. The Zap Group Marketplace platform offers a reliable and comfortable online buying experience by utilizing a simple ‘compare and purchase’ interface, allowing customers to select and purchase from a variety of products arranged in dozens of popular categories, all using a single shopping cart, with a simple and user-friendly operating system. During the first weeks of the trial period hundreds of sellers, which include tens of thousands of products, have joined the Zap Group’s new unique and advanced platform. Unfortunately, the challenging macroeconomic climate of high interest rates, persistent inflation and reduced spending, influencing both SMBs and consumers, alongside recent events in Israel, have had and are expected to continue to have, an adverse impact on Zap’s top line results. As a result, we initiated a reorganization plan intended to streamline and simplify the organization, improve efficiency, and reduce costs. The restructuring program is expected to be substantially complete by the end of 2023.”

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula’s stand-alone financial position in reference to its assets and liabilities as the parent company of the group. These financial measures are prepared consistent with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.

Formula believes that these financial measures provide useful information to management and investors regarding Formula’s stand-alone financial position. Formula’s management uses these measures to compare the Company’s performance to that of prior periods for trend analyses. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula’s financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Formula urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business or financial position.

About Formula

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the Nasdaq Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: adverse macro-economic trends, including inflation, rising interest rates and supply chain delays, which trends may last for a significant period and materially adversely affect our results of operations; the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, adverse consequences of international conflicts such as Russia’s invasion of the Ukraine, or fluctuations in currency exchange rates; and risks related to our principal location in Israel.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Item 3.D Risk Factors” in our most recent Annual Report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission on May 15, 2023, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, or to conform those statements to actual results or to changes in our expectations.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except per share data)

	Three months ended			Nine months ended
	September 30,			September 30,
	2023	2022		2023	2022
	Unaudited			Unaudited
Revenues	654,839	627,682	(*)	1,980,612	1,915,290	(*)
Cost of revenues	495,222	473,444	(*)	1,498,126	1,455,706	(*)
Gross profit	159,617	154,238	(*)	482,486	459,584	(*)
Research and development costs, net	19,702	18,064		58,220	53,262
Selling, marketing and general and administrative expenses	81,669	78,645	(*)	245,242	234,067	(*)
Capital gain from realization of a Matrix IT’s subsidiary	-	-		-	44,208
Operating income	58,246	57,529		179,024	216,463
Financial expenses, net	(6,423)	(4,629)		(19,119)	(13,028)
Income before taxes on income	51,823	52,900		159,905	203,435
Taxes on income	12,486	11,405		35,356	44,328
Income after taxes	39,337	41,495		124,549	159,107
Share of profit of companies accounted for at equity, net	392	(38)		601	575
Net income	39,729	41,457		125,150	159,682
Net income attributable to non-controlling interests	24,133	24,580		76,849	93,628
Net income attributable to Formula Systems shareholders	15,596	16,877		48,301	66,054

Earnings per share (basic)	1.02	1.11		3.15	4.32
Earnings per share (diluted)	1.00	1.09		3.10	4.24

Number of shares used in computing earnings per share (basic)	15,301,767	15,296,267		15,301,017	15,294,725
Number of shares used in computing earnings per share (diluted)	15,543,518	15,531,828		15,496,380	15,507,992

(*)	Immaterial adjustments to comparative data.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	September 30,	December 31,
	2023	2022
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$392,295	$544,342
Short-term deposits	76,815	23,976
Short-term investments	-	738
Trade receivables, net	692,798	702,727
Prepaid expenses and other accounts receivable	72,906	64,535
Inventories	37,156	35,181
Total current assets	1,271,970	1,371,499

NON-CURRENT ASSETS:
Long-term investments and receivables	51,275	38,985
Deferred taxes	44,036	42,027
Investments in companies accounted for at equity	18,894	20,746
Property, plants and equipment, net	50,715	54,971
Right-of-use assets	109,617	116,840
Intangible assets, net and goodwill	1,110,458	1,148,887
Total non-current assets	1,384,995	1,422,456

Total assets	2,656,965	2,793,955

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Credit from banks and others	161,637	157,882
Debentures	73,231	68,293
Current maturities of lease liabilities	41,298	45,497
Trade payables	211,502	222,482
Deferred revenues	124,345	131,639
Employees and payroll accrual	185,060	201,225
Other accounts payable	52,834	86,340
Liabilities in respect of business combinations	12,377	27,129
Put options of non-controlling interests	42,182	60,500
Total current liabilities	904,466	1,000,987

LONG-TERM LIABILITIES:
Loans from banks and others	103,167	115,874
Debentures	239,541	305,632
Lease liabilities	75,583	78,966
Other long-term liabilities	13,718	14,101
Deferred taxes	57,744	59,465
Deferred revenues	4,429	8,859
Liabilities in respect of business combinations	5,496	12,345
Put options of non-controlling interests	16,702	11,688
Employees benefit liabilities, net	9,572	9,116
Total long-term liabilities	525,952	616,046

EQUITY
Equity attributable to Formula Systems shareholders	583,299	551,875
Non-controlling interests	643,248	625,047
Total equity	1,226,547	1,176,922

Total liabilities and equity	2,656,965	2,793,955

FORMULA SYSTEMS (1985) LTD.

STAND-ALONE STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	September 30,	December 31,
	2023	2022
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	55,075	39,363
Other accounts receivable and prepaid expenses	7,711	7,326
Total current assets	62,786	46,689

NON-CURRENT ASSETS:
Investment in subsidiaries and a jointly controlled entity (*)
Matrix IT Ltd.	148,235	149,701
Sapiens International Corporation N.V.	232,331	228,860
Magic Software Enterprises Ltd.	119,037	125,058
Other	140,854	154,408
Total investment in subsidiaries and a jointly controlled entity	640,457	658,027
Long term receivables and other investments	21,455	12,870
Property, plants and equipment, net	10	8
Total non-current assets	661,922	670,905

Total assets	724,708	717,594

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Debentures	31,192	32,999
Trade payables	47	125
Other accounts payable	1,981	5,596
Put options of non-controlling interests	825	848
Liability in respect of a business combination	308	426
Total current liabilities	34,353	39,994

LONG-TERM LIABILITIES:
Debentures	106,806	125,484
Put options of non-controlling interests	-	-
Liability in respect of a business combination	250	241
Total long-term liabilities	107,056	125,725

EQUITY	583,299	551,875

TOTAL LIABILITIES AND EQUITY	724,708	717,594

(*)	The investments’ carrying amounts are measured consistent with the accounting principles applied in the consolidated financial statements of the group and representing the investments’ cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.